U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[_ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person* (Last) (First) (Middle) Clayton Charles W.	Issuer Name and Ticker or Trading Symbol Hampshire Group, Limited (HAMP)					Relationship of Reporting Person to Issuer [-] Director [-] 10% Owner [X] Officer (give title below) [-] Other (specify below) Secretary and Treasurer
(Street) 320 Stephen King Drive	I.R. S. Identification No. of Reporting Person, if an entity ###-##-####	4. Statement for Month/Year 09/01
(City) (State) (Zip) Anderson SC 29621		5. If Amendment, Date of Original (Month/Year)				Individual or Joint/Group Filing (Check applicable line) [X] Form filed by one Reporting person [ - ] Form filed by more than one Reporting Person
Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.10 per share	09/28/01	P	-	1,465	A	$8.500	76,207	D
Common Stock, par value $0.10 per share	-	-	-	-	-	-	4,300	I	Held by Spouse

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Number of Shares
Purchase Plan for Directors and Executives	-	09/28/01	T	-	232	-	-	-	Common Stock	232	$7.763	59,160	D (1)	-
Company Sponsored 401(k) Plan	-	09/28/01	I	-	-	(1,819)	-	-	Common Stock	(1,819)	$8.500	-	D (2)	-
Incentive Stock Options (Right to Purchase)	-	-	-	-	-	-	-	-	Common Stock	-	-	37,138	D (3)	-

Explanation of Responses:

  Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
  Shares held by Trustee of Hampshire Group, Limited 401(k) Retirement Savings Plan, which was disposed since the Company has discontinued HAMP stock as an investment option. (1,465 shares were transferred to IRA and 354 sold to make refund of excess contributions to the 401(k) Plan).
  Incentive stock options granted under the Hampshire Group, Limited 1992 Stock Option Plan at an exercise price of $5.813-$18.125, exercisable for five years from date of vesting.

/s/ Charles W. Clayton 10/03/01

Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C 78ff (a).

Note File three copies of this Form, one of which must be manually signed.